Consent of Independent Registered Public Accounting Firm
The Board of Directors
Heartland Financial USA, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-81374, and 333-212764 on Forms S-3; Nos. 333-125089, 333-181481, and 333-211507 on Forms S-8; and Nos. 333-201854 and 333-215047 on Forms S-4) of Heartland Financial USA, Inc. of our reports dated March 1, 2017, with respect to the consolidated balance sheets of Heartland Financial USA, Inc. and subsidiaries (the Company) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10‑K of Heartland Financial USA, Inc.
Des Moines, Iowa
March 1, 2017